March 28, 2018

Securities and Exchange Commission 100 F Street NE Washington, DC 20549

Re:	Hotchkis and Wiley Funds Post-Effective Amendment No. 51 under the Securities Act of 1933 and No. 52 under the Investment Company Act of 1940 (the “Amendment”) File Nos. 333-68740 and 811-10487

To the Commission:

On behalf of Hotchkis and Wiley Funds (the “Fund”), the Fund is transmitting electronically for filing pursuant to the Securities Act of 1933, as amended (the “1933 Act”) and the Investment Company Act of 1940, as amended (the “1940 Act”), the Fund’s Post-Effective Amendment No. 51 to its Registration Statement on Form N-1A (Amendment No. 52 under the 1940 Act), including exhibits.

This Amendment is being filed pursuant to the conditions and requirements of Rule 485(b) under the 1933 Act for the purpose of responding to comments received from the staff of the Commission (as identified and addressed in separate correspondence to the staff) with respect to adding Class Z shares as a new share class of the Hotchkis & Wiley High Yield Fund and to make certain other permissible changes under Rule 485(b).  We intend for this Amendment to become effective on March 29, 2018.

Pursuant to the requirements of paragraph (b)(4) of Rule 485 under the 1933 Act, we represent that the Amendment does not contain disclosures which would render it ineligible to become effective under paragraph (b) of Rule 485.  Please contact the undersigned at (312) 609-7883 or Rachel Spearo of U.S. Bancorp Fund Services, LLC at 414-765-5208 if you have any questions.

Very truly yours, /s/ Joseph M. Mannon Joseph M. Mannon Shareholder

JMM/fr
Enclosures